UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

X RAIL ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0203182
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

9480 S. Eastern Ave. Suite 200 Las Vegas, NV 89123 702-583-6715

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Non-accelerated filer	☐

Accelerated filer	☐	Smaller reporting company	☒

 Item 1. Business

X Rail Entertainment, Inc. is in the specialty passenger train business and has three operating divisions, The X Train, currently in the planning stages, will be an excursion railroad between metropolitan areas and resort/casino destinations, X Wine Railroads, which is a rail excursion from metropolitan areas to wine regions, and Club X Train, a riders membership club for X Train customers.

X Train

The X Train will be an excursion passenger rail service between Los Angeles and Las Vegas. We expect service to begin in late 2017. XREE plans to have its casino guests ride the exclusive train service and to manage the host activity of its guests throughout their stay in the resort/casino. We anticipate that, in addition to the service between Los Angeles and Las Vegas, future X Train runs will be added in the coming years.

We expect to operate the X Train as an Amtrak train listed on the Amtrak national timetable. X Train will provide a complete bundled package of services including ticket, rooms and transfers to & from the station and weekend events such as access to nightclubs, golf outings and restaurants. It will be scheduled as a Friday through Sunday service with passengers in Los Angeles boarding the train at Union Station and arriving at a new station to be built in Las Vegas and owned and operated by the X Train. Only the X Train will be able to use our station in Las Vegas. A typical X Train will carry 10 passenger cars and will include food service and will carry on average, 500 passengers per trip. This number can be increased by adding more cars to the route.

Our LA to Vegas business plan emanates from a regional transportation feasibility study published in 2007, which suggested that a well-run rail service between Los Angeles and Las Vegas could garner up to 30% of the approximately 12 million passengers who regularly drive between these two metropolitan areas. See: www.rtcsouthernnevada.com. We believe that with our current business plan, we would be able to break-even, on an operating basis, with approximately 2,000 riders per year.

Over the last 18 months, we have been negotiating and we are confident that we will have secured the necessary rights, equipment and facilities required to commence commercial service in 2017 for the LA to Las Vegas route. These items include: securing a regularly scheduled train agreement from Amtrak to operate our excursion service on a weekly basis beginning with one round trip train per week and increasing to six round trips per week over the next several years as demand dictates. We have secured operating rights to run our trains over tracks owned by private railroads, obtaining the capability to operate train equipment safely and in conformity with applicable government regulations, purchasing or leasing appropriate locomotive and passenger cars designed to move passengers over the route in comfort and securing leases on terminal facilities and passenger depots in Los Angeles and in Las Vegas. Our first run is scheduled to run December 2017.

X Wine Railroad

Since February 2017, the Company has operated its X Wine Railroad service from LA Union Station to Santa Barbara California on a scheduled basis to individual riders (retail) as well as charters for corporate outings and special events (corporate). The Company provides a unique wine tasting experience to riders who take the train aboard special period classic railcars and an excursion to the Los Olivos wine area of Southern California. Over 250 private wineries reside in the area and the X Wine Railroad provides private access to these vineyards on an exclusive basis. Such trips depart Union Station at 8:00 am and return at 6:00 pm. Ticket prices are $250 per person, all inclusive. The service is currently in operation and has been running on Saturdays, once a month. The Company plans to expand the frequency of its service due to high demand and selling out its limited seating. X Wine provides an all-inclusive day trip including a gourmet breakfast, wine tasting in the wineries, wine and cheese lunch at the wineries, and a gourmet dinner on the train's return trip. The Company plans to open similar services in Sonoma County and in Santa Clara Valley.

Club X Train

Club X Train is a one stop shop for all Las Vegas rooms, activities, tours, show tickets and packages. Las Vegas shows, hotel rooms, tours, nightclubs and attractions are all available as a member of ClubXTrain.com. This is the only site riders need to plan their Vegas vacation getaway. Club X Train has the best Las Vegas deals and specials, too.

When a customer purchases a train ticket on either the X Train (once it commences operations) or any of the X Wine Railroad excursions, they are automatically enrolled into our Club X membership club. Members receive an accumulation of points from each excursion they ride and are afforded discounts on products and services we provide. The more they ride, the more points they receive. Club X train is the customer's ticket within Vegas as we have access to nightclubs, hosted bottle service, pool parties, gentlemen's clubs and the Club X Train Crawl: a high end to visiting three nightclubs in one night. Customers outline their desired plan for the evening and Club X Train takes care of arranging all the details. We expect membership to increase each time our trains run thus building our Club X Train membership rapidly.

The Company maintains offices at 9480 S Eastern Ave, Suite 205, Las Vegas, Nevada 89123.

Item 1A. Risk Factors

Risks Related to Our Business

We have an unproven business model and a limited operating history upon which an evaluation of our prospects can be made.
Our future operations are contingent upon generating revenues and raising capital for operations.  Because we have a limited operating history, there will be difficulty in evaluating our business and future prospects and there are substantial risks, uncertainties, expenses and difficulties that we are subject to. There can be no assurance that at this time we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. Investors must consider the risks and difficulties frequently encountered by development stage companies. We cannot be certain that our business strategy will be successful or that we will successfully address the risks we face. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected.
We have a history of losses and can provide no assurance of our future operating results.
We began to generate revenues in January 2017.  For the three months ended March 31, 2017, we incurred a net loss of $680,827. For the years ended December 31, 2016 and December 31, 2015, we incurred net losses of $2,567,469 and $315,016. As of March 31, 2017, we had an aggregate accumulated deficit of $8,646,988.
Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the years ended December 31, 2016 and 2015, include an explanatory paragraph that such financial statements were prepared assuming that we would continue as a going concern. As discussed in Note 2 to the financial statements for the years ended December 31, 2016 and 2015, included with this prospectus, because of our lack of revenue and capital deficiency there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, shareholders may lose their entire investments.

We will need to raise additional capital to fund our business.

We will need to raise additional capital to fund our operations and capital expenditures, as we have not yet generated revenues. We estimate that we will need to raise $5 million to fund our plan of operations for the next 12 months, including the payment for rail access fees and pre-paid haulage fees to Amtrak and the railroads upon which we will be operating. Such additional funding may not be available on terms acceptable to the Company, or at all. Any additional equity financing we raise may involve substantial dilution to the existing shareholders.

 Implementation of our business plan depends upon our ability to enter into key contracts with certain key providers providing rights and services that are critical to our business plan.
To execute our business plan we must enter into and maintain key contracts with certain key providers including:
•	Amtrak for haulage agreement;

•	Las Vegas Paving for the development and operation of departure and arrival stations;

To date, we expect to enter no later than June 15, 2017 into an agreement with Amtrak for the services listed above.
There can be no assurances that we will enter into further key contracts or that the key contracts will be on terms that are acceptable to us. Our ability to maintain and build relationship with our key providers will be critical to our success. Even if we enter into key contracts with our key providers, we may not be able to preserve relationships and if any of these key providers reduce their commitment to us, terminate their agreements with us or enter into similar agreements with our competitors, this will have a material adverse effect on our business, prospects, results of operations and financial condition.
In addition to the key contracts discussed above, our plans for growth and expansion may rely significantly on other agreements with other railroads and third parties, including joint ventures, strategic alliances and marketing agreements. Our ability to provide comprehensive rail service to our future customers depends in large part upon our ability to enter into and maintain these other agreements and upon the performance of the obligations under the agreements by the other railroads and third parties.
If we commence commercial operations of the X Train service, if sufficient numbers of travelers do not utilize our service, our business, prospects, financial condition and results of operations will be adversely affected.
Our business model depends on our ability to provide an alternative means of transportation between Los Angeles and Las Vegas. If we commence commercial operations of the X Train service, utilization of our service depends upon the adoption of our service by leisure travelers as a viable alternative to existing options. We cannot assure you that leisure travelers will accept our service as a replacement for traveling by car or by airplane. Achieving market acceptance for the X Train service will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by leisure travelers. If we fail to achieve broad acceptance of the X Train service or if we fail to position X Train as a preferred method for travel, our business, prospects, financial condition and results of operations will be adversely affected.
Our business model depends on leisure travel demand on the route from the Los Angeles area to Las Vegas and interest from the California wine aficionado. Any significant downturn in these travel markets could have a material adverse effect on our financial condition, results of operations, or cash flows.
According to the Las Vegas Convention Visitor Authority (LVCVA), there were approximately 38.9 million travelers to Las Vegas from the Southern California region in 2011. If demand for rail travel does not keep up with amount of service offered, competitive pressure may cause reductions in average fare price.
The Las Vegas region also faces competition with legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video gaming machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has executed a number of compacts with no limits on the number of gaming machines, which was limited under the prior compacts. The federal government has approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California could have an adverse effect on Las Vegas travel and thus on our results of operations.
In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we traditionally attract customers, such as New York, Los Angeles, San Francisco and Boston. In October 2001, the New York legislature approved a bill for expanded casino gaming on Native American reservations and video lottery terminals at certain race tracks. In 2003 and 2004, Maine and Pennsylvania, respectively, approved legislation legalizing slot machines or similar electronic gaming devices at certain locations, although such legislation has not been implemented yet. A number of states have permitted or are considering permitting gaming at "racinos," on Native American reservations and through expansion of state lotteries. The current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues could result in a decrease in the number of visitors to the Las Vegas area by attracting customers close to home and away from Las Vegas, which could adversely affect the demand for travel to Las Vegas and thereby affect our financial condition, results of operations or cash flows.

Severe weather and natural disasters could disrupt normal business operations, which would result in increased costs and liabilities and decreases in revenues.
Our success will be dependent on our ability to operate a railroad system efficiently. Severe weather and natural disasters, such as tornados, flooding and earthquakes, could cause significant business interruptions and result in increased costs and liabilities and decreased revenues. In addition, damages to or loss of use of significant aspects of our infrastructure due to natural or man-made disruptions could have an adverse effect on our operating results, financial condition or liquidity for an extended period of time until repairs or replacements could be made. Additionally, during natural disasters, our workforce may be unavailable, which could result in further delays. Extreme swings in weather could also negatively affect the performance of locomotives and rolling stock.
Operational dependencies may adversely affect results of operations, financial condition or liquidity.
Due to the integrated nature of the United States' freight transportation infrastructure, our future operations may be negatively affected by service disruptions of other entities such as ports and other railroads which interchange with us and our Class I railroad partners. A significant prolonged service disruption of one or more of these entities could have an adverse effect on our results of operations, financial condition or liquidity.
 Acts of terrorism or war, as well as the threat of war, may cause significant disruptions in our business operations.
Terrorist attacks and any government response to those types of attacks and war or risk of war may adversely affect our results of operations, financial condition or liquidity. Our proposed use of the Class I railroad rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror, which could cause significant business interruption and result in increased costs and liabilities and decreased revenues, which could have an adverse effect on operating results and financial condition. Such effects could be magnified if releases of hazardous materials are involved. Any act of terror, retaliatory strike, sustained military campaign or war or risk of war may have an adverse impact on our operating results and financial condition by causing unpredictable operating or financial conditions, including disruptions of our host railroads or connecting rail lines, loss of critical customers or partners, volatility or sustained increase of fuel prices, fuel shortages, general economic decline and instability or weakness of financial markets. In addition, insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically, the coverage available may not adequately compensate us for certain types of incidents and certain coverage may not be available to us in the future.
 We expect to depend on the stability and availability of our information technology systems.
We expect to rely on information technology in all aspects of our business. A significant disruption or failure of its information technology systems could result in service interruptions, revenue collections, safety failures, security violations, regulatory compliance failures and the inability to protect corporate information assets against intruders or other operational difficulties. Although we anticipate taking steps to mitigate these risks, a significant disruption could adversely affect our results of operations, financial condition or liquidity. Additionally, if we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition or liquidity.

We may in the future become subject to various claims and lawsuits, and increases in the amount or severity of these claims and lawsuits could adversely affect our operating results, financial condition and liquidity.
As part of our proposed railroad operations, we may become exposed to various claims and litigation related to commercial disputes, personal injury, property damage, environmental liability and other matters. Personal injury claims by our employees and those of the host railroads are subject to the Federal Employees' Liability Act (FELA), rather than state workers' compensation laws. We believe that the FELA system, which includes unscheduled awards and a reliance on the jury system, can contribute to increased expenses. Other proceedings include claims by third parties for punitive as well as compensatory damages, and a few proceedings purport to be class actions. Developments in legislative and judicial standards, material changes to litigation trends, or a catastrophic rail accident or series of accidents involving any or all of property damage, personal injury, and environmental liability could have a material adverse effect on our operating results, financial condition and liquidity.
We expect that most of our future host railroad employees will be represented by unions, and failure to negotiate reasonable collective bargaining agreements may result in strikes, work stoppages or substantially higher ongoing labor costs.
We expect that a significant majority of the Class I railroads employees that we plan to employ will be union-represented. These union employees work under collective bargaining agreements with various labor organizations. Wages, health and welfare benefits, work rules and other issues have traditionally been addressed through industry-wide negotiations. If we or our Class I railroad partners are unable to negotiate acceptable new agreements, it could result in strikes by the affected workers, loss of business and increased operating costs as a result of higher wages or benefits paid to union members, any of which could have an adverse effect on our operating results, financial condition or liquidity.
The unavailability of qualified personnel in the future could adversely affect our operations.
Changes in demographics, training requirements and the unavailability of qualified personnel, particularly engineers and trainmen, could negatively impact our future ability to meet demand for rail service. Recruiting and retaining qualified personnel, particularly those with expertise in the railroad industry, will be vital to our future operations. Unpredictable increases in demand for rail services may exacerbate the risk of not having sufficient numbers of trained personnel, which could have a negative impact on operational efficiency and otherwise have a material adverse effect on our operating results, financial condition or liquidity.
We will need to increase the size of our organization, and may experience difficulties in managing growth.
We are a small company with a minimal number of employees. With the start of our planned principal activities, we expect to experience a period of significant expansion in headcount, facilities, infrastructure and overhead and anticipate that further expansion will be required to address potential growth and market opportunities. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate managers. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.
The loss of any of our executive officers, directors or key personnel would likely have an adverse effect on our business.
Our future success depends to a significant extent on the continued services of our senior management and other key personnel, particularly Michael A. Barron.  The loss of the services of Mr. Barron or other key employees or directors would also likely have an adverse effect on our operations.
Risks Related to Our Industry
Changes in government policy could negatively impact demand for our future services, impair our ability to price our future services or increase our costs or liability exposure.
Changes in United States government policies could change the macroeconomic environment and affect demand for our future services. Developments and changes in laws and regulations as well as increased economic regulation of the rail industry through legislative action and revised rules and standards applied by the U.S. Surface Transportation Board in various areas, including rates, services and access to facilities could adversely impact our ability to determine prices for rail services and significantly affect the revenues, costs and profitability of tour business. Additionally, because of the significant costs to maintain our future rail network, an increase in expenditures related to the maintenance of the rails owned by the Class I railroads could hinder our ability to maintain, improve or expand the rail network, facilities and equipment in order to accept or handle any increased demand. Federal or state spending on infrastructure improvements or incentives that favor other modes of transportation could also adversely affect any future revenues.

 Our success depends on our ability to continue to comply with the significant federal, state and local governmental regulations to which we are subject.
We are subject to a significant amount of governmental laws and regulation with respect to our practices, taxes, railroad operations and a variety of health, safety, labor, environmental and other matters. Failure to comply with applicable laws and regulations could have a material adverse effect on us. Governments may change the legislative and/or regulatory framework within which we operate without providing us with any recourse for any adverse effects that the change may have on its business. For example, federal legislation enacted in 2008 mandates the implementation of positive train control technology by December 31, 2015, on certain mainline track where intercity and commuter passenger railroads operate and where toxic-by-inhalation hazardous materials are transported. This type of technology is new and deploying it across our host railroads' infrastructure may pose significant operating and implementation risks and could require significant capital expenditures.
We are subject to stringent environmental laws and regulations, which may impose significant costs on its business operations.
Our operations are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air; discharges to waters; the generation, handling, storage, transportation and disposal of waste and hazardous materials; and the cleanup of hazardous material or petroleum releases. Changes to or limits on carbon dioxide emissions could result in significant capital expenditures to comply with these regulations with respect to any diesel locomotives, equipment, vehicles and other machinery that we may operate.  Emission regulations could also adversely affect fuel efficiency and increase operating costs. Further, local concerns on emissions and other forms of pollution could inhibit our ability to build facilities in strategic locations to facilitate growth and efficient operations. In addition, many land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. We may in the future be subject to allegations or findings to the effect that we have violated, or are strictly liable under, these laws or regulations. Any future operating results, financial condition or liquidity could be adversely affected as a result of any of the foregoing, and we may be required to incur significant expenses to investigate and remediate environmental contamination.
Fuel supply availability and fuel prices may adversely affect our results of operations, financial condition or liquidity.
Fuel supply availability could be impacted as a result of limitations in refining capacity, disruptions to the supply chain, rising global demand and international political and economic factors. A significant reduction in fuel availability could increase fuel costs resulting in reduced margins. Each of these factors could have an adverse effect on our operating results, financial condition or liquidity. If the price of fuel increases substantially, we may be able to offset a significant portion of these higher fuel costs through a fuel surcharge program or increase in ticket prices, which may result in loss of customers.
Downturns in the economy could adversely affect demand for our future services.
Significant, extended negative changes in domestic and global economic conditions that impact future customers transported by us and may have an adverse effect on our operating results, financial condition or liquidity. Declines in economic growth and the United States travel industry all could result in reduced revenues.
 Negative changes in general economic conditions could lead to disruptions in the credit markets, increase credit risks and could adversely affect our financial condition or liquidity.
Challenging economic conditions may not only affect future revenues due to reduced demand for many goods and services, but could result in payment delays and increased credit risk. Railroads are capital-intensive and may need to finance a portion of the building and maintenance of infrastructure as well as locomotives and other rail equipment. Economic slowdowns and related credit market disruptions may adversely affect our cost structure, our timely access to capital to meet financing needs and costs of its financings.

Risks Related to Our Common Stock
A large percentage of our stock is owned by relatively few people, including officers and directors.
As of March 31, 2017, our officers and directors beneficially owned approximately 31% of our outstanding common stock.  If you purchase shares, you may be subject to certain risks due to the concentrated ownership of our common stock.  For example, these stockholders could, if they were to act together, affect the outcome of stockholder votes, which could, among other things, affect elections of directors, delay or prevent a change in control or other transaction that might be beneficial to you as a stockholder.
We have not paid dividends on common stock in the past and do not expect to pay dividends in the future.  Any return on investment may be limited to the value of our common stock.
We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.  The payment of dividends on our common stock would depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant.  If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.
There is a limited market for our common stock which may make it more difficult to dispose of your stock.
Our common stock is currently quoted on the OTC Pink under the symbol "XREE".  There is a limited trading market for our common stock.  Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.
The price of our common stock is volatile, which may cause investment losses for our stockholders.
The market for our common stock is highly volatile, having ranged in the last twelve months from a low of $0.13 to a high of $5.85 on the OTC Pink. The trading price of our common stock on the OTC Pink is subject to wide fluctuations in response to, among other things, quarterly variations in operating and financial results, and general economic and market conditions. In addition, statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to our market or relating to us could result in an immediate and adverse effect on the market price of our common stock. The highly volatile nature of our stock price may cause investment losses for our shareholders. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs while diverting management's attention and resources.
Additional stock offerings may dilute current stockholders.
Given our plans and our expectation that we may need additional capital and personnel, we may need to issue additional shares of capital stock or securities convertible or exercisable for shares of capital stock, including preferred stock, options or warrants. The issuance of additional capital stock may dilute the ownership of our current stockholders.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to this prospectus or Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement. Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements. Any substantial sales of our common stock pursuant to this prospectus or Rule 144 may have a material adverse effect on the market price of our common stock. Such shares may include shares issuable pursuant to convertible debt or exercise of warrants. As of March 31, 2017, there are 8,530,000shares of our common stock issuable upon conversion of outstanding convertible debt and 2,420,000 shares issuable upon exercise of outstanding warrants.

Our common stock may be considered a "penny stock" and is subject to additional sale and trading regulations that may make it more difficult to buy or sell.

We anticipate that our common stock may be considered to be a "penny stock" and securities broker-dealers participating in sales of common stock will be subject to the "penny stock" regulations set forth in Rules 15g-2 through 15g-9 promulgated under the Exchange Act. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

As an issuer of "penny stock", the protection provided by the federal securities laws relating to forward looking statements does not apply to us.
Although federal securities laws provide a safe Harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe Harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe Harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.
We have not yet assessed the effectiveness of our disclosure controls and procedures or our internal control over financing reporting. If we are unable to favorably assess the effectiveness of our disclosure controls or our internal control over financial reporting, our stock price could be adversely affected.
We have not yet assessed the effectiveness of our disclosure controls and procedures or our internal control over financial reporting. Following the effectiveness of the registration statement of which this prospectus forms a part, our management will be required to report on the effectiveness of our disclosure controls and procedures in each of our quarterly reports, and our internal control over financial reporting in each of our annual reports. Our management will need to provide a report on our internal control over financial reporting commencing with our first annual report after we have been required to file an annual report with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year, which we anticipate will be our annual report for the year ended December 31, 2018. We may not be able to favorably assess the effectiveness of our disclosure controls and procedures or our internal control over financial reporting. If this occurs, investor confidence and our stock price could be adversely affected.

 We are an "emerging growth company" and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, and we have elected to take advantage of this extended transition period. In other words, as an emerging growth company, we have elected to take advantage of the provision of the JOBS Act allowing us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We are also currently able to take advantage of certain of these exemptions as a smaller reporting company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

in addition to the risks mentioned herein, businesses are often subject to risks not foreseen or fully appreciated by management.  In reviewing this Memorandum, potential investors should keep in mind other potential risks that could be pertinent and/or IMPORTANT

Item 2. Financial Information

The following selected financial information is derived from the Company's financial statements appearing elsewhere in this Prospectus and should be read in conjunction with such financial statements, including the notes thereto.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015

Summary of Operations

	December 31, 2016	December 31, 2015
Total Revenue	$0.00	$0.00
Loss from operations	$0.00	$0.00
Net loss	$2,567,469	$315,016
Net loss per common share (basic and diluted)	$0.02	$0.64
Weighted average common shares outstanding, basic and diluted	170,650,346	495,860

Statement of Financial Position

As of,
	December 31, 2016	December 31, 2015
Cash and cash equivalents	$202,169	$325,057
Total assets	$1,035,329	$1,075,057
Working capital deficit	$512,726	$313,298
Long-term debt	$0.00	$0.00
Stockholders' equity	$320,434	$436,701

You should carefully consider the risks described below, together with all of the other information included in this report, in considering our business and prospects.  The risks and uncertainties described below are not the only ones facing the Company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.  The occurrence of any of the following risks could harm our business, financial condition or results of operations.

 You should carefully consider the risks described below, together with all of the other information included in this report, in considering our business and prospects.  The risks and uncertainties described below are not the only ones facing the Company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.  The occurrence of any of the following risks could harm our business, financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

X Rail Entertainment, Inc. is in the specialty passenger train business and has three operating divisions, The X Train, currently in the planning stages, will be an excursion railroad between metropolitan areas and resort/casino destinations, X Wine Railroads, which is a rail excursion from metropolitan areas to wine regions, and Club X Train, a riders membership club for X Train customers.

X Train

The X Train will be an excursion passenger rail service between Los Angeles and Las Vegas. We expect service to begin in late 2017. XREE plans to have its casino guests ride the exclusive train service and to manage the host activity of its guests throughout their stay in the resort/casino. We anticipate that, in addition to the service between Los Angeles and Las Vegas, future X Train runs will be added in the coming years.

We expect to operate the X Train as an Amtrak train listed on the Amtrak national timetable. X Train will provide a complete bundled package of services including ticket, rooms and transfers to & from the station and weekend events such as access to nightclubs, golf outings and restaurants. It will be scheduled as a Friday through Sunday service with passengers in Los Angeles boarding the train at Union Station and arriving at a new station to be built in Las Vegas and owned and operated by the X Train. Only the X Train will be able to use our station in Las Vegas. A typical X Train will carry 10 passenger cars and will include food service and will carry on average, 500 passengers per trip. This number can be increased by adding more cars to the route.

Our LA to Vegas business plan emanates from a regional transportation feasibility study published in 2007, which suggested that a well-run rail service between Los Angeles and Las Vegas could garner up to 30% of the approximately 12 million passengers who regularly drive between these two metropolitan areas. See: www.rtcsouthernnevada.com. We believe that with our current business plan, we would be able to break-even, on an operating basis, with approximately 2,000 riders per year.
Over the last 18 months, we have been negotiating and we are confident that we will have secured the necessary rights, equipment and facilities required to commence commercial service in 2017 for the LA to Las Vegas route. These items include: securing a regularly scheduled train agreement from Amtrak to operate our excursion service on a weekly basis beginning with one round trip train per week and increasing to six round trips per week over the next several years as demand dictates. We have secured operating rights to run our trains over tracks owned by private railroads, obtaining the capability to operate train equipment safely and in conformity with applicable government regulations, purchasing or leasing appropriate locomotive and passenger cars designed to move passengers over the route in comfort and securing leases on terminal facilities and passenger depots in Los Angeles and in Las Vegas. Our first run is scheduled to run December 2017.

X Wine Railroad

Since February 2017, the Company has operated its X Wine Railroad service from LA Union Station to Santa Barbara California on a scheduled basis to individual riders (retail) as well as charters for corporate outings and special events (corporate). The Company provides a unique wine tasting experience to riders who take the train aboard special period classic railcars and an excursion to the Los Olivos wine area of Southern California. Over 250 private wineries reside in the area and the X Wine Railroad provides private access to these vineyards on an exclusive basis. Such trips depart Union Station at 8:00 am and return at 6:00 pm. Ticket prices are $250 per person, all inclusive. The service is currently in operation and has been running on Saturdays, once a month. The Company plans to expand the frequency of its service due to high demand and selling out its limited seating. X Wine provides an all-inclusive day trip including a gourmet breakfast, wine tasting in the wineries, wine and cheese lunch at the wineries, and a gourmet dinner on the train's return trip. The Company plans to open similar services in Sonoma County and in Santa Clara Valley.

Club X Train

Club X Train is a one stop shop for all Las Vegas rooms, activities, tours, show tickets and packages. Las Vegas shows, hotel rooms, tours, nightclubs and attractions are all available as a member of ClubXTrain.com. This is the only site riders need to plan their Vegas vacation getaway. Club X Train has the best Las Vegas deals and specials, too.

When a customer purchases a train ticket on either the X Train (once it commences operations) or any of the X Wine Railroad excursions, they are automatically enrolled into our Club X membership club. Members receive an accumulation of points from each excursion they ride and are afforded discounts on products and services we provide. The more they ride, the more points they receive. Club X train is the customer's ticket within Vegas as we have access to nightclubs, hosted bottle service, pool parties, gentlemen's clubs and the Club X Train Crawl: a high end to visiting three nightclubs in one night. Customers outline their desired plan for the evening and Club X Train takes care of arranging all the details. We expect membership to increase each time our trains run thus building our Club X Train membership rapidly.

Results of Operations

For the Three Months Ended March 31, 2017 and March 31, 2016
       Unaudited

Three Months Ended			
	March 31, 2017	March 31, 2016	$ Change	% Change
Revenues	$ 12,335	$ -	12,335	100.0%
Cost of sales	17,651	-	17,651	100.0%
Gross profit	(5,316)	-	(5,316)	100.0%
Operating Expenses:				
Compensation and payroll taxes	$ 134,603	$ 1,307,236	$ (1,172,633)	-89.7%
Selling, general and administrative	116,667	36,711	79,956	217.8%
Professional fees	286,780	31,952	254,828	797.5%
Total expenses	538,049	1,375,899	(837,850)	-60.89%
Loss from operations	(538,049)	(1,375,899)	837,850	-60.9%
Other income (expense)				
Interest expense	(137,463)	(7,734)	(129,729)	1677.4%
Total other income (expense)	(137,463)	(7,734)	(129,729)	1677.4%
Net income (loss) from operations before provision for income taxes	(680,827)	(1,383,633)	702,806	-50.8%
Provision for income taxes	-	-	-	0.0%
Net income (loss)	$ (680,827)	$ (1,383,633)	$ 702,806	-50.8%

Revenue
During the three months ended March 31, 2017, the company generated some revenue from the operation of wine train from Los Angeles to Santa Barbara.

Expenses
The compensation expense decreased by $1,172,633 or 89.7% due to issuances of stock during the three months ended March 31, 2016. The selling, general and administrative expenses increased by $79,965 or 217.8% mostly due to rent and office expenses. The professional fees increased by $254,828 or 797.5% due to consulting, legal and audit services.

Interest expense increased by $129,729 or 1,677.4% due to issuances of promissory notes with accruing interest.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Years Ended
	December 31,	December 31,
	2016	2015	$ Change	% Change

Operating Expenses:
Compensation and payroll taxes	$1,912,125	$302,383	$1,609,742	532.35%
Selling, general and administrative	243,784	3,383	240,401	7106.15%
Professional fees	265,335	500	264,835	52967.00%
Total expenses	2,421,244	306,266	2,114,978	690.57%

Loss from operations	(2,421,244)	(306,266)	(2,114,978)	690.57%

Other income (expense)
Interest expense	(146,225)	(8,750)	(137,475)	1571.14%
Total other income (expense)	(146,225)	(8,750)	(137,475)	1571.14%

Net income (loss) from operations before provision for income taxes	(2,567,469)	(315,016)	(2,252,453)	715.03%
Provision for income taxes	-	-	-	0.00%
Net income (loss)	$(2,567,469)	$(315,016)	$(2,252,453)	715.03%

During the year ended December 31, 2016 the company's compensation, G&A and professional expenses were increased by $2,114,978 which represented 690.57% comparing to the year ended December 31, 2015. During the year ended December 31, 2016, the Company has started a new business, hired employees and consultants. Interest expense of $146,255 in 2016 is a result of issuing promissory notes to investors.

Liquidity and Capital Resources
Liquidity is the ability of a company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements and otherwise operate on an ongoing basis. The Company has no operating revenues and is currently dependent on debt financing and sale of equity to fund operations.
As shown in the accompanying financial statements, the Company has net losses of $680,827 for the three months ended March 31, 2017 and $2,567,469 for the year ended December 31, 2016.  The Company also has an accumulated deficit of $8,646,988 and negative working capital of $523,209 as of March 31, 2017, as well as outstanding convertible notes payable of $492,500.  Management believes that it will need additional equity or debt financing to be able to implement its business plan.  Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company's ability to continue as a going concern.
We believe that the successful growth and operation of our business is dependent upon our ability to do the following:
•	obtain adequate sources of debt or equity financing to pay unfunded operating expenses and fund long-term business operations; and

•	manage or control working capital requirements by controlling operating expenses.
Management is attempting to raise additional equity and debt to sustain operations until it can market its services and achieves profitability.  The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.
Critical Accounting Policies
The preparation of our financial statements and notes thereto requires management to make estimates and assumptions that affect the amounts and disclosures reported within those financial statements. On an ongoing basis, management evaluates its estimates, including those related to collection of receivables, impairment of goodwill, contingencies, litigation and income taxes. Management bases its estimates and judgments on historical experiences and on various other factors believed to be reasonable under the circumstances. Actual results under circumstances and conditions different than those assumed could result in differences from the estimated amounts in the financial statements. There have been no material changes to these policies during the last fiscal year.
Off Balance Sheet Arrangements
The Company has no off balance sheet arrangements.
Quantitative and Qualitative Disclosures About Market Risk

Not applicable to smaller reporting companies.

Item 3. Properties.
 DESCRIPTION OF PROPERTY

We lease approximately 3,079 square feet of general office space in premises located at 9480 S. Eastern Ave. Las Vegas, Nevada. Our lease for this space expires in April 2018 and our monthly rent is $5,818.
Item 4. Security Ownership of Certain Beneficial Owners and Management
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of March 31, 2017 by (a) each of the Company's directors and executive officers, (b) all of the Company's directors and executive officers as a group, and (c) any holder of more than five (5%) percent.

(1)	The address of each of the beneficial owners is 9480 S. Eastern Ave., Las Vegas, Nevada 89123.

(2)
In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3)	Based on 216,596,192 shares of common stock outstanding as of March 31, 2017.
Item 5. Directors and Executive Officers.

The following table sets forth information regarding our executive officers and directors:

Name	Age	Office

Michael A. Barron	66	Chairman of the Board of Directors, Chief Executive Officer
Wayne Bailey	68	Chief Financial Officer and Treasurer
Joseph Cosio-Barron Huliang Teng	68 58	President Director
Lou Schillinger	68	Director
Don Adams	75	Director

Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors is duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors.

Set forth below is a brief description of the background and business experience of each of our executive officers and directors.

Michael A. Barron – Chairman and Chief Executive Officer

Michael Barron has been our Chairman and Chief Executive Officer since December 2015 and previously served as President and Chief Executive Officer of Las Vegas Railway Express, Inc. from 2010 to 2015. Mr. Barron has been a developer of new business Entertainment for nearly 30 years. Mr. Barron began his career in 1971 where he was the Senior Planner for the City of Monterey and was the HUD liaison for the City's downtown redevelopment project. He master planned the city's redevelopment of famous Cannery Row, Fisherman's Wharf, and was Secretary of the Architectural Review Committee. Mr. Barron was the founder of Citidata, the first electronic provider of computerized real estate multiple listing service (MLS) information in the nation from 1975 to 1979. Citidata became the nation's largest provider of electronic real estate information and was sold to Moore Industries in 1979. In June 1979, TRW hired Mr. Barron to develop its real estate information services division (TRW/REIS) that acquired 11 companies in the field and eventually became the world's largest repository of real estate property information - Experian. In November 1988, he founded and served as President, until 1992, of Finet Holdings Corporation (NASDAQ:FNCM), a publicly traded mortgage broker and banking business specializing in e-mortgage financing on site in real estate offices and remote loan origination via the Internet (www.finet.com). The company was publicly traded and maintained a market capitalization of $500 million. From March 1995-1998, Mr. Barron pioneered the first nationwide commercially deployed video conference mortgage financing platform for Intel Corporation which as a licensed mortgage banker and broker in 20 states funded over $1 billion in closed loans. He later went on to serve as CEO for publicly traded Shearson Home Loans, a $1.3 billion mortgage bank licensed in 33 states with 237 offices and 1,450 employees.  He founded Liberty Capital, a publicly traded real estate asset management company with a portfolio of mortgages and real estate valued at over $100 million based in Las Vegas, Nevada. Mr. Barron holds a B.S. degree from California Polytechnic University and he was accepted into the MBA program at UCLA, where he has yet to complete his degree. Mr. Barron has received numerous awards throughout his career including the American Institute of Planners National Award for historic building preservation, National Association Of Realtors award for Best New Product of the Year for video conferencing of mortgages in real estate offices,  He is a regular speaker at UNLV in the rail engineering program.

 Wayne Bailey - Chief Financial Officer

Mr. Bailey has been our Chief Financial Officer since August 2015 and is responsible for all financial reporting documents and financial compliance for the Company. Prior to joining X Rail Entertainment, Inc., Mr. Bailey was active in the OTC markets for small cap and micro-cap public companies. He secured financing, managed public disclosures, mergers and acquisitions and compliance for several small cap public companies. Mr. Bailey is a decorated Vietnam veteran as a member of the 101st Airborne. He was twice wounded in combat receiving the Purple Heart.  He received the Bronze Star for his defense of his fire base perimeter during the Tet Offensive.

Joseph Cosio-Barron - President

Mr. Cosio-Barron has served as President of the Company and as President of Club X, X Rail's entertainment membership program, since 2016-.  Previously, Mr. Cosio-Barron was President of Shearson Home Loans, a $1.3 billion national mortgage bank with 237 offices in 33 states and 1,450 employees from 2004 to 2007. He co-founded Liberty Capital, a $100 million asset management company based in Las Vegas.  He has also served as the Managing Partner and President of CBS Consultants, Inc. a financial firm offering highly specialized services in development and lending for hotels, resorts, casinos and entertainment Companies. He was Executive Vice President of Finet Holdings Corporation, President of Terra West Construction, and Senior Vice-President of Multi-Financial Corporation.

Dr. Huliang Teng – Director

Dr. Teng has served as a director of the Company since 2015. Dr. Teng, an Associate Professor in Transportation Engineering at the University of Nevada, Las Vegas (UNLV), has approximately 30 years of research and education experience in transportation engineering and management. He graduated from China's Beijing Jiaotong University with his B.S. and M.S. degrees in railroad engineering and management. He has a second M.S. degree from West Virginia University on railroad operations, and a Ph.D. in civil engineering from Purdue University. He has taught at Beijing Jiaotong University, Polytechnic University of New York, The University of Virginia (UVa), and UNLV. He was the Associate Director for the Center of Transportation Studies at UVa. Dr. Teng leads the railroad and high-speed rail program at UNLV. Since 2007, he has been operating the Transit UTC at UNLV for which he has been involved in research with federal and local agencies and organized distinguished seminars. He has initiated the railroad, high-speed rail, and transit program at UNLV for which he has developed a curriculum and certificate program on railroad. He is the advisor for the AREMA student chapter at UNLV. In addition, he has been active in railroad professional activities. Dr. Teng also is interested in Intelligent Transportation Systems, infrastructure maintenance, air quality analysis, freight transportation, safety, and demand forecasting. So far, he has published approximately 40 peer-reviewed technical papers.  Dr. Teng's knowledge and experience in transportation engineering and management qualify him to serve on the Company's board of directors.

Don Adams – Director

Don Adams has served as a director of the Company since 2015. Mr. Adams currently serves as Managing Director of Gaming Sales for the Company. Mr. Adams has spent the last 35 years as Founder and Chief Executive Officer of Allstate Ticketing in Las Vegas.  Allstate ticketing is the oldest and largest broker of sightseeing tours in Nevada, with over 20 (and growing) locations including the Flamingo, Harrah's, Hoover Dam, Las Vegas Convention and Visitors Authority and McCarran International airport.  Mr. Adams and Allstate were pioneers in using the web-based platforms for the industry and in 2005 sold Allstate to Travelocity, Inc. Prior to founding Allstate, Mr. Adams served in executive roles for many Las Vegas gaming companies. Mr. Adams's executive experience qualifies him to serve on the Company's board of directors.

Lou Schillinger – Director

Mr. Schillinger has been a Director of X Rail Entertainment, Inc. since 2015 and since 1993, has been the Founder, President & CEO of United Shortline Insurance Services Inc. (USI). United Shortline has been serving the rail industry with innovative and railroad responsive insurance products for the past 26 years. Mr. Schillinger has devoted his entire thirty+ professional career to the insurance industry. In 1985, shortly after the deregulation of the U.S. railroad industry, Mr. Schillinger's agency began to produce unique Railroad Industry Liability and Property coverage's to the growing Shortline and Regional Railroad Industry throughout North America. He was responsible for developing the policy language, current rating structure, underwriting guide, claims manual, and has reviewed and underwritten both alone and with various consulting underwriters, virtually every shortline and regional railroad in America during the last 25 years. United Shortline Insurance Services, Inc. is the largest Managing General Agency providing insurance to over 30% of the Railroad Industry and is credited with establishing and maintaining the only fully admitted Railroad Liability Program in the country since 1994. In 2001, USI and Marsh, Inc. combined to develop a certified safety program to the ASLRRA and became the first "endorsed" liability insurance product in the ASLRRA's history. Mr. Schillinger has been awarded the exclusive marketing contract for Class I railroads Railroad Protective Program from Hudson Insurance Company in 2007. Mr. Schillinger has conducted Railroad Liability seminars for agents, legislators, industry groups, and client railroads throughout the country. In addition Mr. Schillinger has had the privilege of presenting a Small Business Curriculum for a portion of the University of Pennsylvania's 1999, 2000, 2002, and 2005 MBA Programs. An avid lighthouse historian, Mr Schillinger acquired and begun restoring an offshore lighthouse "Port Austin Reef Light", located 2.5 miles north of Port Austin in Lake Huron in 1985 and continues this pursuit to this date. Mr. Schillinger is a graduate of Michigan State University where he earned a BA in Financial Administration and has taken numerous hours of continuing education. Mr. Schillinger's rail industry experience qualifies him to serve on the Company's board of directors.

Item 6. Executive Compensation

Annual Compensation

Name and				Share	All Other
Principal Position	Year	Salary	Bonus	Awards (1)	Compensation	Total

Michael A. Barron	2016	$110,427	$-	$175,000	$-	$285,427
CEO and Chairman	2015	$0	$-	$70,000	$-	$70,000

Wayne Bailey	2016	$138,250	$-	$700,000	$-	$838,250
CFO and Treasurer	2015	$18,750	$-	$210,063	$-	$228,813

Joseph Cosio-Barron	2016	$143,039	$-	$286,413	$-	$429,452
President	2015	$0	$-	$-	$-	$0

(1) Represents aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The shares were valued at $0.07 per share.

Employment Agreements

We are not party to any employment agreements.

Compensation of Directors

The following table sets forth compensation received by our directors (excluding compensation paid to our executive officers included in the summary compensation table above) in the fiscal year ended December 31, 2016.
Name	Fees earned or paid in cash ($)	Stock awards ($)		Option Awards ($)	All other compensation ($)	Total ($)
Huliang Teng	-	7,000	(1)	-	-	7,000
Don Adams	-	7,000	(1)	-	-	7,000
Lou Schellinger	-	7,000	(1)	-	-	7,000

1)	Represents aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Shares were valued at $0.07 per share.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Three of our directors, Dr. Huliang Teng, Don Adams, and Lou Schillinger, are independent directors, using the NASDAQ definition of independence.

The following is a description of transactions and relationships between us, our executive officers and our directors and each of their affiliates:
Michael A. Barron, the CEO and President of the Company, is a 100% owner and President of Allegheny Nevada Holdings Corporation, "Allegheny".  The Company has issued a promissory note to Allegheny with 10% annual interest, due on demand.   As of December 31, 2016 and March 31, 2017, the balance of the note was $52,240 and $42.240, respectively.

As of December 31, 2016 and March 31, 2017, Las Vegas Railway Express, Inc. holds a promissory note of the Company of $162,232 $162,234, respectively, with no interest, payable on demand.

Wanda Witoslawski, the Controller of the Company, holds a promissory note of $55,994 with 10% annual interest. The balance of the note was $55,994 as of December 31, 2016 and $52,994 as of March 31, 2017.

Effective March 14, 2017, Michael Barron returned 2 shares of the Company's Series A-2 Preferred Stock to the Company for 1,000,000 shares of common stock.
Item 8. Legal Proceedings.

Except as set forth below, to our knowledge, during the last ten years, none of our directors and executive officers have:

•	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

•	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

•
Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

•
Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

•
Been the subject to, or a party to, any sanction or order, not subsequently reverse, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

Our common stock is quoted on the OTC Pink under the symbol "XREE".   The following table sets forth the high and low prices per share of our common stock for each period indicated.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Common Shares
Year Ended December 31, 2016:	High	Low
Quarter Ended March 31, 2016	$6.30	$1.75
Quarter Ended June 30, 2016	$6.30	$1.20
Quarter Ended September 30, 2016	$2.10	$2.10
Quarter Ended December 31, 2016	$5.00	$1.00

Year Ended December 31, 2015:	High	Low
Quarter Ended March 31, 2015	$510.00	$0.05
Quarter Ended June 30, 2015	$18.90	$5.10
Quarter Ended September 30, 2015	$20.00	$7.00
Quarter Ended December 31, 2015	$20.00	$10.50

Number of Stockholders

As of March 31, 2017, there were 474 stockholders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

Equity Compensation Plan Information

We do not have any equity compensation plan.

Transfer Agent

Our transfer agent is Action Stock Transfer Corp. located in Salt Lake City, UT.

Item 10. Recent Sales of Unregistered Securities.

Date	Issuances of Common Stock	Shares	Price per share

3/1/2013	Stock Issued for Debt	24
3/5/2013	Stock Issued for Debt	400
6/7/2013	Stock Issued for Debt	240
9/28/2015	Stock Issude for Compensation	4,000,000
11/5/2015	Stock Issued for Debt	900
1/11/2016	Stock Issude for Compensation	12,500,000
2/11/2016	Stock Issued for Purchase of Stock	141,665,071
2/11/2016	Stock Issude for Compensation	4,091,611
3/31/2016	Stock Issude for Compensation	200,000
3/31/2016	Stock Issued for Purchase of Stock	18,890,939
3/31/2016	Stock Issued for Cash	2,250,000	$0.05
4/1/2016	Stock Issued for Purchase of Stock	444,000
4/27/2016	Stock Issued for Services	1,024,000
4/27/2016	Stock Issued for Purchase of Stock	8,964,848
7/18/2016	Stock Issued for Purchase of Stock	71,270
8/29/2016	Stock Issued for Conversion of Debt	200,000
9/14/2016	Stock Issued for Cash	2,000,000	$0.05
9/19/2016	Stock Issued for Cash	1,500,000	$0.05
11/10/2016	Stock Issued for Cash	5,000,000	$0.05
11/21/2016	Stock Issued for Cash	5,000,000	$0.05
1/10/2017	Stock Issued for Services	60,000	$1.00
1/10/2017	Stock Issued for Cash	200,000	$0.05
3/3/2017	Stock Issued for Conversion of Debt	1,200,000	$0.05
3/3/2017	Stock Issued for Exercise of Warrant	1,200,000	$0.15
3/17/2017	Stock Issued for Conversion of Debt	400,000	$0.05
3/20/2017	Stock Issued for Conversion of Interest	127,889	$0.05
3/20/2017	Stock Issued for Purchase of Assets	550,000	$1.00
3/23/2017	Stock Issued for Cash	250,000	$0.05
3/24/2017	Stock Issued for Cash	1,800,000	$0.05
3/28/2017	Stock Issued for Cash	900,000	$0.05
3/29/2017	Stock Issued for Cash	800,000	$0.05
3/30/2017	Stock Issued for Cash	400,000	$0.05
3/31/2017	Stock Issued for Cash	400,000	$0.05
3/31/2017	Stock Issued for Services	505,000	$0.05
Total		216,596,192

USE OF PROCEEDS

The Company used all proceeds from the sale of common stock for operating expenses.

Item 11. Description of Registrant's Securities to be Registered.
Our common stock is quoted on the OTC Pink under the symbol "XREE". The last reported sale price of our common stock on the OTC Pink on March 31, 2017, was $3.73 per share.
The Company's authorized capital stock consists of 500,000,000 shares of common stock, par value of $0.00001 per share, and 51,001,000 shares of preferred stock, par value $0.00001 per share, of which 1 share has been designated Special Voting Preferred Stock.

As of March 31, 2017, 216,596,192 shares of Common Stock were issued and outstanding and 98,880 shares of Preferred Stock were issued and outstanding as of March 31, 2017.

Item 12. Indemnification of Directors and Officers.

Section 145 of the Nevada General Corporation Law permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

Our certificate of incorporation provides that, except in certain specified instances, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors, except for the following:

●	any breach of their duty of loyalty to our company or our stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Nevada General Corporation Law; and

●	any transaction from which the director derived an improper personal benefit.

In addition, our certificate of incorporation and bylaws obligate us to indemnify our directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of ours. Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the Nevada General Corporation Law. We expect to continue to enter into agreements to indemnify our directors and officers as determined by our Board of Directors. These agreements provide for indemnification of related expenses including attorneys' fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding, which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as the provisions of our certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

X RAIL ENTERTAINMENT, INC.

Financial Statements
March 31, 2017
Description	Page #

Report of Independent Registered Public Accounting Firm	22

Balance Sheet	23

Statement of Operations	24

Statement of Stockholders' Equity	25

Statement of Cash Flows	26

Description of Business	27

Summary of Significant Accounting Policies	28

Property and Equipment	29

Convertible Notes Payable	30

Notes Payable to Related Parties	31

Commitments and Contingencies	31

Equity	31

Income Taxes	32

Related Party Transactions	33

Subsequent Events	33

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	34

Directors, Executive Officers and Corporate Governance	35

Certain Relationship and Related Transactions and Director Independence	38

Principal Accountant Fees and Services	38

Exhibits and Financial Statement Schedules

Signature

X Rail Entertainment, Inc.
Balance Sheets
March 31, 2017
	Unaudited
	March 31,	December 31,
	2017	2016

Assets

Current assets
Cash	$148,693	$202,169
Prepaid Expenses	8,755	-
Deposits	235	-
Total current assets	157,683	202,169

Property and equipment, net of accumulated depreciation	839,460	833,160

Total assets	$997,143	$1,035,329

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	$90,624	$78,890
Accrued expenses	70,748	76,234
Unearned revenue	20,173	-
Taxes payable	520	-
Notes payable to related paries	335,827	348,825
Current portion of convertible notes payable, net of debt discount	163,001	210,946
Total current liabilities	680,892	714,895
Long-term portion of convertible debt, net of current portion	-	-
Total liabilities	680,892	714,895

Commitments and contingencies

Stockholders' equity
Preferred stock, $0.00001 par value, 51,001,000 shares authorized, 98,800 and 98,880 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	1	1
Common stock, $0.00001 par value, 500,000,000 shares authorized, 216,596,192 and 208,353,303 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	2,166	2,084
Additional paid-in capital	8,961,072	8,284,510
Accumulated (deficit)	(8,646,988)	(7,966,161)
Total stockholders' equity	316,252	320,434
Total liabilities and stockholders' equity	$997,143	$1,035,329

See accompanying notes to financial statements

X Rail Entertainment, Inc.
Statements of Operations
	Unaudited
	Three months ended	Three months ended
	March 31,	March 31,
	2017	2016

Revenues	$12,335	$-
Cost of sales	17,651	-
Gross profit	(5,316)	-

Operating Expenses:
Compensation and payroll taxes	$134,603	$1,307,236
Selling, general and administrative	116,667	36,711
Professional fees	286,780	31,952
Total expenses	538,049	1,375,899

Loss from operations	(538,049)	(1,375,899)

Other income (expense)
Interest expense	(137,463)	(7,734)
Total other income (expense)	(137,463)	(7,734)

Net income (loss) from operations before provision for income taxes	(680,827)	(1,383,633)
Provision for income taxes	-	-
Net income (loss)	$(680,827)	$(1,383,633)

Net income (loss) per share, basic and dilluted	(0.00)	(0.01)

Weghted average number of common shares outstanding, basic and dilluted	209,172,823	145,868,890

See accompanying notes to financial statements

X Rail Entertainment, Inc.
Statements of Stockholders' Equity (Deficit)
For the Three Months Ended March 31, 2017
Unaudited

					Additional
	Common Stock		Preferred Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance January 1, 2016	4,557,784	$46	98,800	$1	$5,835,346	$(5,398,691)	$436,702

Stock issued for employees compensation	16,791,611	168	-	-	1,185,243	-	1,185,411
Stock issued for notes conversion	200,000	2	-	-	4,998	-	5,000
Stock issued per Share Exchange Agreement	151,885,189	1,519	-	-	(1,519)	-	0
Stock issued for cash	33,894,719	339	-	-	738,772	-	739,111
Stock issued for services	1,024,000	10	-	-	71,670	-	71,680
Value of warrants allocated to notes	-	-	-	-	450,000	-	450,000
Net loss	-	-	-	-	-	(2,567,470)	(2,567,470)
Balance January 1, 2017	208,353,303	$2,084	98,800	$1	$8,284,510	$(7,966,161)	$320,434

Stock issued for services	565,000	6	-	-	85,244	-	85,250
Stock issued for notes conversion	1,600,000	16	-	-	79,984	-	80,000
Stock issued for interest conversion	127,889	1	-	-	6,393	-	6,394
Stock issued for cash	4,750,000	47	-	-	237,453	-	237,500
Stock issued for warrant exercise	1,200,000	12	-	-	179,988	-	180,000
Warrants expense	-	-	-	-	87,500	-	87,500
Net loss	-	-	-	-	-	(680,827)	(680,827)
Balance March 31, 2017	216,596,192	2,166	98,800	1	8,961,072	(8,646,988)	316,251

See accompanying notes to financial statements

X Rail Entertainment, Inc.
Statements of Cash Flows
For the Three Months Ended March 31, 2017
`	Unaudited	Unaudited
	Three months ended	Three months ended
	March 31,	March 31,
	2017	2016

Cash flows from operating activities
Net loss	$(680,827)	$(1,383,633)
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued for services	85,250	1,185,411
Common stock issued for exchange	-	3,274
Warrant expense	87,500	-
Amortization of debt discount on convertible notes payable	32,055	-

Changes in operating assets and liabilities:
Accounts payable and accrued expenses	26,940	14,893
Prepaid expenses and deposit	(8,990)	318
Net cash used in operating activities	(458,072)	(179,737)

Cash flows from investing activities
Purchases of property and equipment	(6,300)	-
Net cash used in investing activities	(6,300)	-

Cash flows from financing activities
Proceeds (repayments) on convertible notes payable	(80,000)	(123,075)
Proceeds (repayments) on related party notes payable	(12,998)	-
Proceeds from stock purchases	503,894	-
Net cash provided by financing activities	410,896	(123,075)

Net change in cash	(53,476)	(302,812)
Cash, beginning of the period	202,169	325,057
Cash, end of the period	$148,693	$22,245

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-

Supplemental disclosure of non-cash investing and financing transactions:
Conversion of related party debt to capital	$-	$-
Conversion of notes payable and accrued interest to capital	86,394	-
Debt discount on convertible notes	390,000	-
Purchase of property and equipment with common stock and advances from related parties	$-	$-

See accompanying notes to financial statements

X Rail Entertainment, Inc.
Notes to the Unaudited Financial Statements
March 31, 2017

NOTE 1 - DESCRIPTION OF BUSINESS

X Rail Entertainment, Inc. is in the specialty passenger train business and has three operating divisions, The X Train, which is an excursion railroad between metropolitan areas and resort/casino destinations, X Wine Railroads, a rail excursion from metropolitan areas to wine regions, and Club X, a riders membership club for X Train customers.

The X Train

The X Train is an excursion passenger rail service between Los Angeles and Las Vegas. Service is expected to begin in late 2017. XREE plans to have its casino guests ride the exclusive train service and it manages the host activity of its guests throughout their stay in the resort/casino. Future X Train runs are anticipated in the coming years. The company owns a licensed IATAN travel agency, X Train Vacations which books excursion rail travel for passengers. The X Train is expected to be operated as an Amtrak train and will be listed on the Amtrak national timetable. X Train provides a complete bundled package of services including ticket, rooms and transfers to & from the station and weekend events such as access to nightclubs, golf outings and restaurants. It is scheduled as a Friday through Sunday service with passengers in Los Angeles boarding the train at Union Station and arriving at a new station to be built in Las Vegas and owned and operated by the X Train. Only the X Train will be able to use our station in Las Vegas. A typical X Train will consist of 10 passenger including food service and will carry on average, 500 passengers per trip. This number can be increased by adding more cars to the route.

Our LA to Vegas business plan emanates from a regional transportation feasibility study published in 2007, which suggested that a well-run rail service between Los Angeles and Las Vegas could garner up to 30% of the approximately 12 million passengers who regularly drive between these two metropolitan areas. See: www.rtcsouthernnevada.com. We believe that with our current business plan, we would be able to break-even, on an operating basis, with approximately 2,000 riders per year.

Over the last 18 months, we have negotiated and have secured the necessary rights, equipment and facilities required to commence commercial service in 2017 for the LA to Vegas route. These items include: securing a regularly scheduled train agreement from Amtrak to operate our excursion service on a weekly basis beginning with one round trip train per week and increasing to six round trips per week over the next several years as demand dictates. We have secured operating rights to run our trains over tracks owned by private railroads, obtaining the capability to operate train equipment safely and in conformity with applicable government regulations, purchasing or leasing appropriate locomotive and passenger cars designed to move passengers over the route in comfort and securing leases on terminal facilities and passenger depots in Los Angeles and in Las Vegas. Our first run is scheduled to run December, 2017.

X Wine Railroad

The Company currently operates its X Wine Railroad service from LA Union Station to Santa Barbara California on a scheduled basis to individual riders (retail) as well as charters for corporate outings and special events (corporate). The Company provides a unique wine tasting experience to riders who take the train aboard special period classic railcars and an excursion to the Los Olivos wine area of Southern California. Over 250 private wineries reside in the area and the X Wine Railroad provides private access to these vineyards on an exclusive basis. Trips are a day trip only departing Union Station at 8:00 am and returning at 6:00 pm. Ticket prices are $350 per person, all inclusive. www.winerailroad.com. The service is currently in operation and has been running on Saturdays, once a month. The Company plans to expand the frequency of its service due to high demand and selling out its limited seating. The Company will double its runs in May to two per month with the plan to have the excursion booked at two per week. It is an all-inclusive day trip including a gourmet breakfast, wine tasting in the wineries, wine and cheese lunch at the wineries, and a gourmet dinner on the train's return trip. The Company plans to open similar services in Sonoma County and in Santa Clara Valley.

Club X

When a customer purchases a train ticket on either the X Train or any of the X Wine Railroad excursions, you are automatically enrolled into our Club X membership club. Club X Members are charged an annual fee of $25.00 with the first year free. Members receive an accumulation of points from each excursion they ride and are afforded discounts on products and services we provide. The more you ride, the more you make.

The Company maintains offices at 9480 S Eastern Ave, Suite 205, Las Vegas, Nevada 89123.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has net loss for the three months ended March 31, 2017.  The Company also had an accumulated deficit in March, 2017.  Management believes that it will need additional equity or debt financing to be able to implement the business plan.  Given the lack of revenue and capital deficiency there is substantial doubt about the Company's ability to continue as a going concern.

Management is attempting to raise additional equity and debt financing to sustain operations until it can market its services and achieves profitability.  The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties
The Company operates in an industry that is subject to potential government regulations.  Significant changes in regulations and the inability of the Company to establish contracts with rail services providers could have a materially adverse impact on the Company's operations.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods.  Amounts that could materially change in the future are the value of shares used for compensation and the impairment, if any, of long lived assets.

Cash and Cash Equivalents
The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Company up to $250,000.

Property and Equipment
Property and equipment including rail cars acquired from an entity under common control are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of approximately five years once the individual assets are placed in service.  The Company expenses all purchases of equipment with individual costs of under $500.

Long-Lived Assets
In accordance with FASB ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. During the year ended December 31, 2015, the Company acquired $750,000 of capitalized costs relating to the purchase and improvements on the rail cars. Management determined that there has been no impairment of long-lived assets for the three months ended March 31, 2017.

Basic and Diluted Loss per Share
In accordance with FASB ASC 260, "Earnings per Share," the basic loss per common share is computed by dividing the net loss available to common stockholders after preferred stock dividends, by the weighted average common shares outstanding during the period.  Diluted earnings per share reflect per share amounts that would have resulted if diluted potential common stock had been converted to common stock.  Common stock equivalents have not been included in the diluted earnings per share computation for the three months ended March 31, 2017 as the amounts are anti-dilutive.  As of March 31, 2017, the Company had convertible debt in the amounts of $492,500, which was excluded from the computation because their effect would have been anti-dilutive.  As of March 31, 2017, the Company had 9,050,000 shares in outstanding warrants and no options.

Variables	Values

Exercise Price	$0.15
Risk Free Rate	.92% to 1.07%
Discount rate	0.25%
Volatility	262.50% - 262.64%

Share Based Payments
The Company accounts for its share-based compensation to employees in accordance FASB ASC 718.  Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period.

Fair Value of Financial Instruments
The Company's financial instruments as defined by FASB ASC 825-10-50 include cash, notes payable and derivative liabilities.  Derivative liabilities are recorded at fair value.  The principal balance of notes payable approximates fair value because current interest rates and terms offered to the Company for similar debt are substantially the same. As of the three months ended March 31, 2017, the Company had no derivative liabilities.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

NOTE 3 – PROPERTY AND EQUIPMENT
Property and equipment consisted of the following as of March 31, 2017:

	March 31,	December 31,
	2017	2016

Rail cars (not in service)	$839,460	$833,160
Less: accumulated depreciation	-	-

	$839,460	$833,160

NOTE 4 – CONVERTIBLE NOTES PAYABLE

Convertible notes payable as of March 31, 2017 consist of:
	March 31,	December 31,
	2017	2016

Promissory note, dated April 30, 2008, bearing interestat 10% annually, payable on demand, convertible to shares of common stock at $.01 per share	$82,500	$82,500

Promissory note, dated May 12, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	-	60,000

Promissory note, dated May 19, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	-	20,000

Promissory note, dated May 20, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	20,000	20,000

Promissory note, dated May 31, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	40,000	40,000

Promissory note, dated June 3, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	350,000	350,000
Less debt discount	(329,499)	(361,554)

Total outstanding convertible notes payable	$163,001	$210,946

NOTE 5 – NOTES PAYABLE TO RELATED PARTIES

Notes payable to related parties consist of:

	March 31,	December 31,
	2017	2016

Promissory note, dated December 15, 2015, bearing interestat 10% annualy, payable on demand	$52,994	$55,994

Promissory note, dated December 15, 2015, bearing interestat 10% annualy, payable on demand	42,240	52,240

Promissory note, dated December 15, 2015, bearing interestat 10% annualy, payable on demand	78,359	78,359

Promissory note, dated December 31, 2015, bearing no interest,payable on demand	162,234	162,232

	$335,827	$348,825

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Operating Leases

None

Litigation

None

NOTE 7 - EQUITY

Preferred Stock
The Company has issued two series of Preferred Stock designated as Series A (51,000,000 shares authorized) and Series A-2 (1000 shares authorized) bearing a par value of $.00001 per share.
The Series A Preferred shares are convertible to Common Stock on a one-for-one basis, have liquidation rights equal to $1.00 per share in preference to the Common shares, do not have voting rights and currently are not entitled to dividends, though the Preferred Series A shares may be entitled to dividends if, or when, declared by the Board of Directors.
The Series A-2 Preferred shares are convertible into Common shares using a formula equal to four times the number of Common and Preferred Series A shares outstanding at the time of conversion divided by the number of Series A Preferred shares outstanding at the time of conversion.  These shares also bear the same number of voting rights as would be obtained from the conversion to Common shares. The Series A-2 Preferred shares were issued to management and currently do not have liquidation preferences to common shareholders.

Common Stock
The Company is authorized to issue 500,000,000 shares of common stock and 51,001,000 of preferred shares.   The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors.  The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefore subject to the prior rights of holders of any outstanding shares of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.  Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.

During the three months ended March 31, 2017, the Company issued 565,000 shares of common stock for services, 1,600,000 shares of common stock for conversion of $80,000 of convertible promissory notes, 127,889 shares for converting interest accrued on the notes, 4,750,000 shares of common stock for cash of $237,500 and 1,200,000 shares of common stock for exercise of warrant and 400,000 shares of common stock for stock subscribed.

Basic Loss per Share of Common Stock

	March 31,	December 31,
	2017	2016

Loss (numerator)	$(680,827)	$(315,016)

Shares (denominator)	209,172,823	170,650,346

Per Share Amount	$(0.003)	$(0.002)

The basic loss per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the financial statements.

NOTE 8 – INCOME TAXES

The Company accounts for income taxes under FASB ASC 740 "Income Taxes."  Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes.

A full valuation allowance for deferred tax assets has been provided because the Company believes it is not likely that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of March 31, 2017, the Company has not established a liability for uncertain tax positions.

NOTE 9 – RELATED PARTY TRANSACTIONS

Michael A. Barron, the CEO and President of the Company, is a 100% owner and President of Allegheny Nevada Holdings Corporation, "Allegheny".  The Company was indebted to Allegheny by a certain promissory note with 10% annual interest.   As of March 31, 2017, the balance of the note was $42,240.

Wanda Witoslawski, the Controller of the Company, holds a promissory note with 10% annual interest. The balance of the note was $52,994 as of March 31, 2017.

Dianne David, Asset Development Director, Holds a promissory note with 10% annual interest. The balance of the note was $78,359 as of march 31, 2017.

As of March 31, 2017, Las Vegas Railway Express, Inc. holds promissory note of $162,234, with no interest, payable on demand.

NOTE 10 – SUBSEQUENT EVENTS

Quarter End June 30, 2017
During the period subsequent to March 31, 2017, the Company issued 4,900,000 shares of common stock for cash of $245,000 and 4,400,000 shares of common stock in associated warrants.

Item 9.  Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.  Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2017.  Based on that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of March 31, 2014 such that material information required to be disclosed is made known to management and others, as appropriate, to allow timely decision regarding required disclosure and that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management, with the participation of the CEO and CFO, evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this evaluation, our management, with the participation of the CEO and CFO, concluded that, as of March 31, 2017, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to an exemption for smaller reporting companies under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B.  Other Information

None.

PART III

Item 10.  Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors:

Name	Age	Office

Michael A. Barron	66	Chairman of the Board of Directors, Chief Executive Officer
Wayne Bailey	67	Chief Financial Officer and Treasurer
Joseph Cosio-Barron Huliang Teng	68 58	President Director
Lou Schillinger	67	Director
Don Adams	75	Director

Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors is duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. None of the above individuals has any family relationship with any other.

Set forth below is a brief description of the background and business experience of each of our executive officers and directors.

Michael A. Barron – Chairman and Chief Executive Officer, 66

Mr. Barron has been a developer of new business Entertainment for nearly 30 years. Mr. Barron began his career in 1971 where he was the Senior Planner for the City of Monterey and was the HUD liaison for the City's downtown redevelopment project. He master planned the city's redevelopment of famous Cannery Row, Fisherman's Wharf, and was Secretary of the Architectural Review Committee. Mr. Barron was the founder of Citidata, the first electronic provider of computerized real estate multiple listing service (MLS) information in the nation from 1975 to 1979. Citidata became the nation's largest provider of electronic real estate information and was sold to Moore Industries in 1979. In June 1979, TRW hired Mr. Barron to develop its real estate information services division (TRW/REIS) that acquired 11 companies in the field and eventually became the world's largest repository of real estate property information - Experian. In November 1988, he founded and served as President, until 1992, of Finet Holdings Corporation (NASDAQ:FNCM), a publicly traded mortgage broker and banking business specializing in e-mortgage financing on site in real estate offices and remote loan origination via the Internet (www.finet.com). The company was publicly traded and maintained a market capitalization of $500 million. From March 1995-1998, Mr. Barron pioneered the first nationwide commercially deployed video conference mortgage financing platform for Intel Corporation which as a licensed mortgage banker and broker in 20 states funded over $1 billion in closed loans. He later went on to serve as CEO for Shearson Home Loans and founded Liberty Capital, a $100 million asset management company based in Las Vegas, Nevada. Mr. Barron holds a B.S. degree from California Polytechnic University. Michael A. Barron has served as Director on Las Vegas Railway Express' Board of Directors since inception. Mr. Barron's experience as our president and chief executive officer qualify him to serve on our board of directors.

 Wayne Bailey- Chief Financial Officer, 67

Mr. Bailey is the CFO of X Rail Entertainment, Inc., a passenger rail development and operating company based in Las Vegas, Nevada. Mr. Bailey is responsible for all financial reporting documents and financial compliance for X Rail Entertainment, Inc., a publicly traded company (OTC Pink:XREE) Prior to joining X Rail Entertainment, Inc., Mr. Bailey was active in the OTC markets for small cap and micro cap public companies. He secured financing, managed public disclosures, mergers and acquisitions and compliance for several small cap public companies. Mr. Bailey served as CFO for Shearson Home Loans, a $1.3 billion mortgage bank with 237 offices licensed in 33 states. Prior to his tenure at Shearson, Mr. Bailey was the operating partner for a privately held conglomerate of companies based in Salt Lake City, Utah. There he oversaw the operations of a steel manufacturing company, a plating company, a bottled water company and a prefab construction company. Mr. Bailey is a decorated veteran of the US Army having served with the 101st Airborne in Vietnam.

Joseph Cosio-Barron – President, 68

Mr. Cosio-Barron has served as President of the Company and as President of Club X, X Rail's entertainment membership program, since 2016-.  Previously, Mr. Cosio-Barron was President of Shearson Home Loans, a $1.3 billion national mortgage bank with 237 offices in 33 states and 1,450 employees from 2004 to 2007. He co-founded Liberty Capital, a $100 million asset management company based in Las Vegas.  He has also served as the Managing Partner and President of CBS Consultants, Inc. a financial firm offering highly specialized services in development and lending for hotels, resorts, casinos and entertainment Companies. He was Executive Vice President of Finet Holdings Corporation, President of Terra West Construction, and Senior Vice-President of Multi-Financial Corporation.

Dr. Huliang Teng – Director, 58

Dr. Teng has served as a director of the Company since 2015. Dr. Teng, an Associate Professor in Transportation Engineering at the University of Nevada, Las Vegas (UNLV), has approximately 30 years of research and education experience in transportation engineering and management. He graduated from China's Beijing Jiaotong University with his B.S. and M.S. degrees in railroad engineering and management. He has a second M.S. degree from West Virginia University on railroad operations, and a Ph.D. in civil engineering from Purdue University. He has taught at Beijing Jiaotong University, Polytechnic University of New York, The University of Virginia (UVa), and UNLV. He was the Associate Director for the Center of Transportation Studies at UVa. Dr. Teng leads the railroad and high-speed rail program at UNLV. Since 2007, he has been operating the Transit UTC at UNLV for which he has been involved in research with federal and local agencies and organized distinguished seminars. He has initiated the railroad, high-speed rail, and transit program at UNLV for which he has developed a curriculum and certificate program on railroad. He is the advisor for the AREMA student chapter at UNLV. In addition, he has been active in railroad professional activities. Dr. Teng also is interested in Intelligent Transportation Systems, infrastructure maintenance, air quality analysis, freight transportation, safety, and demand forecasting. So far, he has published approximately 40 peer-reviewed technical papers.  Dr. Teng's knowledge and experience in transportation engineering and management qualify him to serve on the Company's board of directors.

Don Adams – Director, 75

Don Adams has served as a director of the Company since 2015. Mr. Adams currently serves as Managing Director of Gaming Sales for the Company. Mr. Adams has spent the last 35 years as Founder and Chief Executive Officer of Allstate Ticketing in Las Vegas.  Allstate ticketing is the oldest and largest broker of sightseeing tours in Nevada, with over 20 (and growing) locations including the Flamingo, Harrah's, Hoover Dam, Las Vegas Convention and Visitors Authority and McCarran International airport.  Mr. Adams and Allstate were pioneers in using the web-based platforms for the industry and in 2005 sold Allstate to Travelocity, Inc. Prior to founding Allstate, Mr. Adams served in executive roles for many Las Vegas gaming companies. Mr. Adams's executive experience qualifies him to serve on the Company's board of directors.

Lou Schillinger – Director, 67

Mr. Schillinger has been a Director of X Rail Entertainment, Inc. since 2015 and since 1993, has been the Founder, President & CEO of United Shortline Insurance Services Inc. (USI). United Shortline has been serving the rail industry with innovative and railroad responsive insurance products for the past 26 years. Mr. Schillinger has devoted his entire thirty+ professional career to the insurance industry. In 1985, shortly after the deregulation of the U.S. railroad industry, Mr. Schillinger's agency began to produce unique Railroad Industry Liability and Property coverage's to the growing Shortline and Regional Railroad Industry throughout North America. He was responsible for developing the policy language, current rating structure, underwriting guide, claims manual, and has reviewed and underwritten both alone and with various consulting underwriters, virtually every shortline and regional railroad in America during the last 25 years. United Shortline Insurance Services, Inc. is the largest Managing General Agency providing insurance to over 30% of the Railroad Industry and is credited with establishing and maintaining the only fully admitted Railroad Liability Program in the country since 1994. In 2001, USI and Marsh, Inc. combined to develop a certified safety program to the ASLRRA and became the first "endorsed" liability insurance product in the ASLRRA's history. Mr. Schillinger has been awarded the exclusive marketing contract for Class I railroads Railroad Protective Program from Hudson Insurance Company in 2007. Mr. Schillinger has conducted Railroad Liability seminars for agents, legislators, industry groups, and client railroads throughout the country. In addition Mr. Schillinger has had the privilege of presenting a Small Business Curriculum for a portion of the University of Pennsylvania's 1999, 2000, 2002, and 2005 MBA Programs. An avid lighthouse historian, Mr Schillinger acquired and begun restoring an offshore lighthouse "Port Austin Reef Light", located 2.5 miles north of Port Austin in Lake Huron in 1985 and continues this pursuit to this date. Mr. Schillinger is a graduate of Michigan State University where he earned a BA in Financial Administration and has taken numerous hours of continuing education. Mr. Schillinger's rail industry experience qualifies him to serve on the Company's board of directors.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer.

 Section 16(a) Beneficial Ownership Compliance

Our officers, directors and shareholders owning greater than ten percent (10%) of our shares are required to file beneficial ownership reports pursuant to Section 16(a) of the Securities and Exchange Act (the "Exchange Act"). To the Company's knowledge, all such reporting obligations were complied with during the three months ended March 31, 2017.

Committees of the Board

The Company does not have an audit committee nor compensation committee because of the small size and early stage of the Company.

Nominating Committee

We do not have a separately designated nominating committee because the board makes all decisions regarding director nominations.
Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

Our certificate of incorporation provides that, except in certain specified instances, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors, except for the following:

●	any breach of their duty of loyalty to our company or our stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

●	any transaction from which the director derived an improper personal benefit.

In addition, our certificate of incorporation and bylaws obligate us to indemnify our directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of ours. Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the Delaware General Corporation Law. We expect to continue to enter into agreements to indemnify our directors and officers as determined by our Board of Directors. These agreements provide for indemnification of related expenses including attorneys' fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract any retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding, which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as the provisions of our certificate of incorporation or bylaws provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Family Relationships

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Item 11.  Certain Relationships and Related Transactions and Director Independence

Michael A. Barron, the CEO and President of the Company, is a 100% owner and President of Allegheny Nevada Holdings Corporation, "Allegheny".  The Company was indebted to Allegheny by a certain promissory note with 10% monthly interest, of which Allegheny loaned the Company funds for working capital needs.   As of March 31, 2017, the balance of the note was $42,240.

Item 12.  Principal Accountant Fees and Services

In accordance with the SEC's definitions and rules, "audit fees" are fees for professional services for the audit and review of our annual financial statements, and includes fees for the audit and review of our annual financial statements included in a registration statement filed under the Securities Act as well as issuance of consents and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements except those not required by statute or regulation.  "Audit-related fees" are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation, due diligence and services related to acquisitions.  "Tax fees" are fees for tax compliance, tax advice and tax planning, and "all other fees" are fees for any services not included in the first three categories.

Audit Fees

The aggregate fees were billed by the Company's auditor for the professional services rendered in connection with the audit of the Company's annual financial statements, and reviews of the financial statements included in the Company's Forms 10-Ks for fiscal 2016.

Audit Related Fees

Audit fees in the amount of $2,350 was paid for the three months ended March 31, 2017.

Tax Fees

None.

All Other Fees

None.

X RAIL ENTERTAINMENT, INC.

Financial Statements
December 31, 2016

Description	Page #

Report of Independent Registered Public Accounting Firm	40

Balance Sheet	41

Statement of Operations	42

Statement of Stockholders' Equity	43

Statement of Cash Flows	44

Description of Business	45

Summary of Significant Accounting Policies	47

Property and Equipment	49

Convertible Notes Payable	50

Notes Payable to Related Parties	50

Commitments and Contingencies	51

Equity	51

Income Taxes	52

Related Party Transactions	52

Subsequent Events	52

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Directors, Executive Officers and Corporate Governance

Certain Relationship and Related Transactions and Director Independence

Principal Accountant Fees and Services

Exhibits and Financial Statement Schedules

Signature

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
X Rail Entertainment, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of X Rail Entertainment, Inc. ("Company") as of December 31, 2016 and 2015, and the related statements of operations, stockholders' deficit, and cash flows for each of the years ended December 31, 2016 and 2015.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of X Rail Entertainment, Inc. at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that X Rail Entertainment, Inc. will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, has no revenues and has negative working capital.  These factors among others raise substantial doubt about its ability to continue as a going concern.  Management's plans regarding these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Pritchett, Siler & Hardy PC
March 31, 2017

 Rail Entertainment, Inc.
Balance Sheets
December 31, 2016
	December 31,	December 31,
	2016	2015

Assets

Current assets
Cash	$202,169	$325,057
Total current assets	202,169	325,057

Property and equipment, net of accumulated depreciation	833,160	750,000

Total assets	$1,035,329	$1,075,057

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	$78,890	$18,455
Accrued expenses	76,234	-
Notes payable to related paries	348,825	532,400
Current portion of convertible notes payable, net of debt discount	210,946	87,500
Total current liabilities	714,895	638,355
Long-term portion of convertible debt, net of current portion	-	-
Total liabilities	714,895	638,355

Commitments and contingencies

Stockholders' equity
Preferred stock, $0.00001 par value, 51,001,000 shares authorized, 98,800 and 98,880 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	1	1
Common stock, $0.00001 par value, 500,000,000 shares authorized, 208,353,303 and 4,557,784 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	2,084	46
Additional paid-in capital	8,284,510	5,835,346
Accumulated (deficit)	(7,966,161)	(5,398,691)
Total stockholders' equity	320,434	436,701
Total liabilities and stockholders' equity	$1,035,329	$1,075,056

See accompanying notes to financial statements

X Rail Entertainment, Inc.
Statements of Operations

	Year ended	Year ended
	December 31,	December 31,
	2016	2015

Operating Expenses:
Compensation and payroll taxes	$1,912,125	$302,383
Selling, general and administrative	243,784	3,383
Professional fees	265,335	500
Total expenses	2,421,244	306,266

Loss from operations	(2,421,244)	(306,266)

Other income (expense)
Interest expense	(146,225)	(8,750)
Total other income (expense)	(146,225)	(8,750)

Net income (loss) from operations before provision for income taxes	(2,567,469)	(315,016)
Provision for income taxes	-	-
Net income (loss)	$(2,567,469)	$(315,016)

Net income (loss) per share, basic and dilluted	(0.02)	(0.64)

Weghted average number of common shares outstanding, basic and dilluted	170,650,346	495,860
See accompanying notes to financial statements

X Rail Entertainment, Inc.
Statements of Stockholders' Equity (Deficit)
For the Year Ended December 31, 2016
					Additional
	Common Stock		Preferred Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2014	7,634	$1	47,795	$1	$4,912,553	$(5,050,982)	$(138,427)

Conversion of related party debt to capital	-	-	-	-	64,365	-	64,365
Net loss	-	-	-		-	(32,693)	(32,693)
Balance January 1, 2015	7,634	$1	47,795	$1	$4,976,918	$(5,083,675)	$(106,755)

Stock cancellation	(750)	-	-	-	-	-	-
Common stock issued for compensation	4,000,900	40	-	-	280,023	-	280,063
Preferred stock issued for compensation	-	-	51,005	-	3,570	-	3,570
Stock subscribed for purchase of rail cars	550,000	5	-	-	38,495	-	38,500
Gain on extinguishment of related party debt	-	-	-	-	511,500	-	511,500
Conversion of related party debt to capital	-	-	-	-	24,840	-	24,840
Net loss	-	-	-		-	(315,016)	(315,016)
Balance January 1, 2016	4,557,784	$46	98,800	$1	$5,835,346	$(5,398,691)	$436,702

Stock issued for employees compensation	16,791,611	168	-	-	1,185,243	-	1,185,411
Stock issued for notes conversion	200,000	2	-	-	4,998	-	5,000
Stock issued per Share Exchange Agreement	151,885,189	1,519	-	-	(1,519)	-	0
Stock issued for cash	33,894,719	339	-	-	738,772	-	739,111
Stock issued for services	1,024,000	10	-	-	71,670	-	71,680
Value of warrants allocated to notes	-	-	-	-	450,000	-	450,000
Net loss	-	-	-	-	-	(2,567,469)	(2,567,469)
Balance December 31, 2016	208,353,303	$2,084	98,800	$1	$8,284,510	$(7,966,160)	$320,435

See accompanying notes to financial statements

X Rail Entertainment, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
	Year ended	Year ended
	December 31,	December 31,
	2016	2015

Cash flows from operating activities
Net loss	$(2,567,469)	$(315,016)
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued for salaries and wages	1,257,091	280,063
Preferred stock issued for salaries and wages	-	3,570
Amortization of debt discount on convertible notes payable	88,448	-

Changes in operating assets and liabilities:
Accounts payable	60,435	-
Accrued expenses	76,234	33,590
Net cash used in operating activities	(1,085,261)	2,207

Cash flows from investing activities
Purchases of property and equipment	(83,160)	-
Net cash used in investing activities	(83,160)	-

Cash flows from financing activities
Proceeds (repayments) on convertible notes payable	490,000	(9,550)
Proceeds from stock purchases	739,109	-
Payments on related party notes payable	(183,576)	332,400
Net cash provided by financing activities	1,045,533	322,850

Net change in cash	(122,888)	325,057
Cash, beginning of the period	325,057	-
Cash, end of the period	$202,169	$325,057

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-

Supplemental disclosure of non-cash investing and financing transactions:
Conversion of related party debt to capital	$-	$536,345
Conversion of notes payable to capital	5,000	-
Debt discount on convertible notes	450,000	-
Purchase of property and equipment with common stock and advances from related parties	$-	$750,000

See accompanying notes to financial statements

X Rail Entertainment, Inc.
Notes to the Financial Statements
December 31, 2016

NOTE 1 - DESCRIPTION OF BUSINESS

X Rail Entertainment, Inc. (XREE) (the Company) is a Corporation originally domiciled in the state of Wyoming and currently registered in Nevada.  Maxam Gold changed its name to X Rail Entertainment Inc. on November 5, 2015 upon acquisition of X Rail Asset Fund 1 from Las Vegas Railway Express, Inc. a related entity.  At that time the primary business of the Company changed from mining to rail transportation, passenger excursions, rail car construction and rail related operations and services.
The Company's business strategy is based on developing and operating new and innovative train services for its customers' and delivering them to choice destinations in the United States through its railroad operations and services. The X Rail Entertainment, Inc. operates specialty passenger trains from metropolitan areas in the US to resort and casino destinations. XREE has four operating divisions. (1) Casino Fun Trains which are expected to be operated by Las Vegas Railway Express, Inc. (a related entity) under an operating agreement with the Company, (2) X Wine Railroads, (3) X Rail Asset Fund 1, and (4) Rail Services Management.
Las Vegas Railway Express, Inc. (Casino Fun Trains)
Las Vegas Railway Express, Inc. (XTRN) is a publically traded company on the OTC Pink exchange.  At December 31, 2015, Las Vegas Railway Express, Inc. was considered a related entity under common control including the utilization of some key members of management.  During the year ended December 31, 2016 X Rail Entertainment, Inc. entered a share swap agreement with certain number of shareholders of Las Vegas Railway Express, Inc. in which shares were exchanged providing X Rail Entertainment, Inc. a 5% stake in the common stock of Las Vegas Railway Express, Inc.  At December 31, 2016 the Company owned 40,108,940 shares out of 782,920,592 active shares or .05122%, as such management has determined that consolidation of these companies' financial statements is not considered necessary.
Las Vegas Railway Express, Inc. had developed a brand identity in its development of a passenger train service from Los Angeles to Las Vegas, called the X Train. Las Vegas Railway Express, Inc. ran out of money and could no longer move forward to put the X Train into operation. X Rail Entertainment, Inc. (XREE) was formed for the purposes described herein and entered into an agreement with selected shareholders of XTRN to exchange the stock of XREE for certain shares of XTRN. The share exchange offer made by XREE was not extended to all shareholders. In addition, XREE executed a license agreement with XTRN to pay a royalty of 5% of the gross revenues generated by XREE's operation of the X Train brand services including use of the operating name of Las Vegas Railway Express.  Accordingly XREE owns the right to use Las Vegas Railway Express as an operating name, which it acquired under the license agreement.
Under the licensing agreement X Rail Entertainment Inc. operates a division named Las Vegas Railway Express, an excursion passenger rail service also known as the X Train that will run between Los Angeles and Las Vegas. Service is expected to begin in 2017. The Company plans to have its casino guests ride this exclusive train service and manage a host of activities for its guests throughout their stay in the resort and casino. Future Casino Fun Train runs are being planned and are anticipated to begin service in the coming years.
The Company also owns a licensed IATIA travel agency, X Train Vacations which books rail excursions for other passenger railroads in the United States of America. X Train Vacations is considered as a part of the Las Vegas Railway Express division.  At December 31, 2016 and 2015 there were not any significant operations from X Train Vacations to report.  The Company plans to earn commissions from services that it will provide in 2017 in conjunction with the X Train rail service.

The X Wine Railroad
The X Wine Railroad began operations on January 7th, 2017 and is the first of its kind to take passengers from Los Angeles by rail aboard elegantly restored rail cars and to complete their journey to visit the unique wine country of Los Olivos in the Santa Ynez valley.
The service is all-inclusive and includes luxury train tickets, a breakfast and dinner service on the way home, wine tasting on board, excursion to Los Olivos, brunch at the vineyards and special gifts for riders. The service is primarily marketed to individuals and to group planners, corporations and special parties and has its own website at www.xwinerailroad.com .
X Rail Asset Fund 1
The purpose of X Rail Asset Fund 1 (the Fund) is to own, manage, maintain, and upgrade rail road equipment and assets.  As of December 31, 2016 and 2015 the Fund owns 12 passenger rail cars which are being upgraded and refitted to form the Club X passenger rail fleet. The Fund also plans to build a rail refit and repair facility in Las Vegas and has been authorized by the Board of directors to actively seek acquisitions prospects in the short line passenger and freight business. There are three short line passenger and freight companies that are currently under consideration.
X Rail Management Services
X Rail Management Services is an operating division that is still in the organization stages.  XREE is in process of applying to the Surface Transportation Board (STB) as a Common Carrier railroad.  Under this designation XREE would be able to operate its own switching service on the planned station in Las Vegas, which would save the Company thousands of dollars each week in payments to third party switching services.  Upon approval of the STB, and construction of the Las Vegas station, operations of this division will commence.
Ascendiant Capital Partners
Ascendiant Capital Partners has provided to XREE, effective October 30, 2015 a $7 million equity line of credit also known as an "At the Market Line".  The terms of this agreement require XREE to (1) pay a commitment fee of $10,000,  to (2) file a form S-1 to register shares for Ascendiant and the other common shareholders, and (3) execute the stock purchase agreement with Ascendiant in order to activate the equity line of credit.  The $10,000 commitment fee was paid after December 31, 2015.  As of December 31, 2016 the Form S-1 filing, which activates the registration of shares, has not been filed and XREE has not executed the stock purchase agreement. As of December 31, 2016 the line is inactive, consequently, no shares have been allocated to Ascendiant and no equity dilution has occurred related to this agreement.
Pursuant to the terms of the Term Sheet, for a period of up to Thirty six (36) months commencing on the date of effectiveness of the Registration Statement (the Form S-1), Ascendiant shall commit to purchase up to $7,000,000 of the Company's common stock, par value $0.00001 per share (the "Advance Shares"), pursuant to Advances, covering the Registrable Securities during the Commitment Period. The Purchase Price shall be 70% of the closing bid price on the trading day the Draw-Down-Notice is delivered to the Investor.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has net losses for the years ended December 31, 2016 and 2015.  The Company also had accumulated deficits in 2016 and in 2015.  Management believes that it will need additional equity or debt financing to be able to implement the business plan.  Given the lack of revenue and capital deficiency there is substantial doubt about the Company's ability to continue as a going concern.
Management is attempting to raise additional equity and debt financing to sustain operations until it can market its services and achieves profitability.  The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.
The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
The Company operates in an industry that is subject to potential government regulations.  Significant changes in regulations and the inability of the Company to establish contracts with rail services providers could have a materially adverse impact on the Company's operations.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods.  Amounts that could materially change in the future are the value of shares used for compensation and the impairment, if any, of long lived assets.
Cash and Cash Equivalents
The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents.
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Company up to $250,000. Account balances in excess of federally insured limits were $0 at December 31, 2016 and $75,057 at December 31, 2015. The Company has not experienced any losses in such accounts.
Property and Equipment
Property and equipment including rail cars acquired from an entity under common control are recorded at historical cost to the related entity and depreciated on a straight-line basis over their estimated useful lives of approximately five to fifteen years once the individual assets are placed in service.  The Company expenses all purchases of equipment with individual costs of under $500.

Long-Lived Assets
In accordance with FASB ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. During the year ended December 31, 2015, the Company acquired $750,000 of capitalized costs relating to the purchase and improvements on the rail cars. Management determined that there has been no impairment of long-lived assets for the year ended December 31, 2016.
Basic and Diluted Loss per Share
In accordance with FASB ASC 260, "Earnings per Share," the basic loss per common share is computed by dividing the net loss available to common stockholders after preferred stock dividends, by the weighted average common shares outstanding during the period.  Diluted earnings per share reflect per share amounts that would have resulted if diluted potential common stock had been converted to common stock.  Common stock equivalents have not been included in the diluted earnings per share computation for the year ended December 31, 2016 as the amounts are anti-dilutive.  As of December 31, 2016 and 2015, the Company had convertible debt in the amounts of $572,500 and $87,500 respectively, which was excluded from the computation because its effect would have been anti-dilutive.  As of December 31, 2016, the Company had 9,000,000 shares in outstanding warrants with the exercise price of $0.15, and no options.
From May 12, 2016 to June 3, 2016, the Company issued 9,000,000 warrants exercisable at $0.15 per share of common stock. The debt discount related to the warrants was $450,000 under the Black Scholes model. During the year ended December 31, 2016, the Company recognized $361,554 in debt discount.
The variables and values related to the calculation in Black Scholes model were as follows:
Variables	Values

Exercise Price	$0.15
Risk Free Rate	.92% to 1.07%
Discount rate	0.25%
Volatility	262.50% - 262.64%

Share Based Payments
The Company accounts for its share-based compensation to employees in accordance FASB ASC 718.  Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period.
Fair Value of Financial Instruments
The Company's financial instruments as defined by FASB ASC 825-10-50 include cash, notes payable and derivative liabilities.  Derivative liabilities are recorded at fair value.  The principal balance of notes payable approximates fair value because current interest rates and terms offered to the Company for similar debt are substantially the same. As of the years ended December 31, 2015 and 2014, the Company had no derivative liabilities.
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

NOTE 3 – PROPERTY AND EQUIPMENT
Property and equipment consisted of the following as of December 31, 2016 and 2015:

	December 31,	December 31,
	2016	2015

Rail cars (not in service)	$833,160	$750,000
Less: accumulated depreciation	-	-

	$833,160	$750,000

NOTE 4 – CONVERTIBLE NOTES PAYABLE
Convertible notes payable as of December 31, 2016 and December 31, 2015 consist of:
	December 31,	December 31,
	2016	2015

Promissory note, dated April 30, 2008, bearing interestat 10% annually, payable on demand, convertible to shares of common stock at $.01 per share	$82,500	$87,500

Promissory note, dated May 12, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	60,000	-

Promissory note, dated May 19, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	20,000	-

Promissory note, dated May 20, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	20,000	-

Promissory note, dated May 31, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	40,000	-

Promissory note, dated June 3, 2016, bearing interestat 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	350,000	-

Less debt discount	(361,554)	-

Total outstanding convertible notes payable	$210,946	$87,500

NOTE 5 – NOTES PAYABLE TO RELATED PARTIES
Notes payable to related parties consist of:
	December 31,	December 31,
	2016	2015

Promissory note, dated December 15, 2015, bearing interestat 10% annualy, payable on demand	$55,994	$55,994

Promissory note, dated December 15, 2015, bearing interestat 10% annualy, payable on demand	52,240	52,240

Promissory note, dated December 15, 2015, bearing interestat 10% annualy, payable on demand	78,359	78,359

Promissory note, dated December 31, 2015, bearing no interest,payable on demand	162,232	345,807

	$348,825	$532,400

NOTE 6 – COMMITMENTS AND CONTINGENCIES
Operating Leases
None
Litigation
None
NOTE 7 - EQUITY
Preferred Stock
The Company has issued two series of Preferred Stock designated as Series A (51,000,000 shares authorized) and Series A-2 (1000 shares authorized) bearing a par value of $.00001 per share.
The Series A Preferred shares are convertible to Common Stock on a one-for-one basis, have liquidation rights equal to $1.00 per share in preference to the Common shares, do not have voting rights and currently are not entitled to dividends, though the Preferred Series A shares may be entitled to dividends if, or when, declared by the Board of Directors.
The Series A-2 Preferred shares are convertible into Common shares using a formula equal to four times the number of Common and Preferred Series A shares outstanding at the time of conversion divided by the number of Series A Preferred shares outstanding at the time of conversion.  These shares also bear the same number of voting rights as would be obtained from the conversion to Common shares.  As of December 31, 2016, the number of Common shares that would be obtained from such conversion, based on the number of Preferred Series A and Common shares outstanding would be 3 common shares.  The Series A-2 Preferred shares were issued to management and currently do not have liquidation preferences to common shareholders.
Common Stock
The Company is authorized to issue 500,000,000 shares of common stock.   The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and are not entitled to cumulate their votes in the election of directors.  The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available and therefore subject to the prior rights of holders of any outstanding shares of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.  Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.
During the year ended December 31, 2016, the Company issued an aggregate of 16,791,611 shares of common stock for compensation.  During the year ended December 31, 2015, the Company issued an aggregate of $4,000,900 shares of common stock for compensation.
During the year ended December 31, 2016, the Company issued 200,000 shares of common stock for conversion of promissory notes in the amount of $5,000, and 33,894,719 shares of common stock for stock purchases and an additional 1,024,000 shares of common stock for services rendered.
During the year ended December 31, 2015, the Company issued 550,000 shares of common stock to Michael Barron and Wanda Witoslawski, officers of the Company. The railcars were purchased with these shares and with $200,000 related party debt from LVRE, a related party, whose officers are also officers of the Company. Las Vegas Railway Express, Inc. (LVRE) had born the cost of improving, restoring, shipping and storage of the rail cars to be used in the Company's primary business exceeding $750,000, but had agreed to accept the 550,000 shares and an extinguishment of $200,000 of its related party debt resulting in a gain on extinguishment that was recorded to additional-paid-in-capital, of $511,500.
As discussed in Note 1, during the year ended December 31, 2016, X Rail Entertainment, Inc. entered into an agreement with selected shareholders of XTRN to exchange 40,108,940 shares of XTRN into 151,885,189 shares of XREE. The transaction was recorded at no cost.

Basic Loss per Share of Common Stock
	December 31,	December 31,
	2016	2015

Loss (numerator)	$(2,567,469)	$(315,016)

Shares (denominator)	170,650,346	495,860

Per Share Amount	$(0.02)	$(0.64)

The basic loss per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the financial statements.
NOTE 8 – INCOME TAXES
The Company accounts for income taxes under FASB ASC 740 "Income Taxes."  Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes.
A full valuation allowance for deferred tax assets has been provided because the Company believes it is more likely than not that the deferred tax asset will be not realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.
The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2016 and 2015, the Company has not established a liability for uncertain tax positions.  The Company's tax returns for the years ended December 31, 2014, 2015, and 2016 remain open for examination.
The Company has NOL's totaling approximately $7.9 million, which are subject to the limitations of IRC Section 382, due to significant changes in the ownership of the Company both prior to December 31, 2013 and during 2014 and 2015, for which a valuation allowance has been recorded to offset the resulting deferred tax asset arising from the NOL totaling $1,196,493.  The Company has other deferred tax assets resulting from temporary differences related to stock based compensation totaling approximately $43,000, also for which a valuation allowance was recorded, due to the uncertainty regarding the eventual utilization of those deferred tax assets.  The change in valuation allowance for the years ended December 31, 2016 and 2015 was $385,000 and $43,000, respectively, based on an assumed Federal income tax rate of 15% and no state taxes.
NOTE 9 – RELATED PARTY TRANSACTIONS
 Michael A. Barron, the CEO and President of the Company, is a 100% owner and President of Allegheny Nevada Holdings Corporation, "Allegheny".  The Company was indebted to Allegheny by a certain promissory note with 10% annual interest.   As of December 31, 2016, the balance of the note was $52,240.
Wanda Witoslawski, the Controller of the Company, holds a promissory note of $55,994 with 10% annual interest. The balance of the note was $55,994 as of December 31, 2016.
Dianne David, the employee of the Company and wife of Michael Barron, holds a promissory note of $78,359 with 10% annual interest. The balance of the note was $78,359 as of December 31, 2016.
As of December 31, 2016, Las Vegas Railway Express, Inc. holds promissory note of $162,232, with no interest, payable on demand.
As of December 31, 2015, the Company had an obligation to issue 550,000 shares of common stock to Michael Barron and Wanda Witoslawski.  The shares were deemed effectively issued as partial consideration for the acquisition of railcars resulting in a gain on extinguishment of related party debt  recorded in additional-paid-in-capital of $511,505, based on the deemed fair value of the underlying Common shares (see note 7).
NOTE 10 – SUBSEQUENT EVENTS
Quarter End March 31, 2017
During the quarter ended March 31, 2017, the Company issued 450,000 shares of common stock for stock purchase, 60,000 shares of common stock for services, 1,600,000 shares of common stock for conversion of promissory notes of $80,000 and 127,889 shares of common stock for interest of $6,394 associated with these promissory notes, 550,000 shares for purchase of rail cars and 1,200,000 shares of common stock for the exercise of warrants.